Filed by Foothill Independent Bancorp

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Foothill Independent Bancorp

Commission File No: 000-11337

Foothill Independent Bancorp	Contact: George Langley (626) 963-8551

PRESS RELEASE - January 25, 2006

FOOTHILL INDEPENDENT BANCORP REPORTS

RECORD NET PROFITS FOR THE QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2005

NET INTEREST MARGIN INCREASES AND CREDIT QUALITY REMAINS EXEMPLARY

BOARD OF DIRECTORS DECLARES $0.15 PER SHARE QUARTERLY CASH DIVIDEND

GLENDORA, CA – Foothill Independent Bancorp (NASDAQ: FOOT), the holding company for Foothill Independent Bank, today reported that, as a result of continued growth in core deposits and loans, and a rising interest rate environment, it achieved record net profits for the fourth quarter and the fiscal year ended December 31, 2005.

In the quarter ended December 31, 2005, net income increased by 21% to $3.10 million, or $0.34 per diluted share, compared to $2.55 million, or $0.28 per diluted share in the fourth quarter a year ago.

For the full year ended December 31, 2005, net income grew by nearly $1.9 million, or 21%, to $11.29 million, or $1.25 per diluted share, from $9.36 million, or $1.05 per diluted share, in the fiscal year ended December 31, 2004.

All per share data have been adjusted to reflect a 5-for-4 stock split effectuated on May 25, 2005.

“We have always been focused on maximizing shareholder value, and 2005 was no exception,” stated George Langley, President and CEO. “We increased our quarterly cash dividend to $0.15 per share and issued a 5-for-4 stock split in May 2005, and we achieved increases in our stock price as our earnings rose during 2005. Finally, on December 15, 2005 we announced that Foothill had entered into an Agreement and Plan of Merger with First Community Bancorp (NASDAQ: FCBP). That Agreement provides, subject to the satisfaction of certain conditions, for a merger of Foothill with and into First Community. On consummation of that merger, Foothill’s stockholders are to receive approximately 0.4982 shares of First Community common stock for each of their Foothill shares and, as a result, will become stockholders of First Community.

To start off 2006, our Board of Directors just declared another quarterly cash dividend of $0.15 per share, payable February 28th, to shareholders of record February 9, 2006.”

Foothill’s performance ratios remained outstanding, and improved in both the fourth quarter and full year ended December 31, 2005. In the fourth quarter of 2005, our annualized return on average equity (ROE) was 18.0%, and our annualized return on average assets (ROA) grew to 1.58%, as compared to an ROE of 16.1% and an ROA of 1.28% in the same quarter of 2004. For the full year ended December 31, 2005, we achieved an ROE of 16.8% and an ROA of 1.42%, as compared to an ROA of 15.1% and an ROE of 1.25% in the fiscal year ended December 31, 2004.

Net interest margin increased to 5.33% in the fourth quarter of 2005, compared to 5.15% in the immediately preceding quarter of 2005 and 4.74% in the fourth quarter a year ago. For the year ended December 31, 2005, net interest margin increased to 5.14%, up from 4.80% for fiscal 2004.

“While rising interest rates helped our net interest margin, we generated additional net interest income by keeping our funding costs down,” Langley said. “While many banks were increasing interest rates to attract time deposits, we have been able to support our growth while letting some of our costlier deposits run off.”

Gross loans increased 9% to $552 million at December 31, 2005, up from $506 million at the end of 2004. By comparison, total assets grew 1% to $799 million, compared to $787 million at the end of December last year, as we funded loan growth primarily by redeploying lower yielding assets, such as federal funds sold.

Although core deposits, which consist of no-cost demand and low-cost savings and money market deposits, decreased by 3% during 2005 to $613 million from $631 million at December 31, 2004, during that same period we were able to reduce time deposits by 23% to $60.0 million, compared to $77.9 million at the end of 2004. As a result, as a percentage of total deposits, core deposits grew to 91% and time deposits declined to 9% at December 31, 2005, compared to 89% and 11% respectively, at December 31, 2004, while total deposits decreased 5% to $673 million during the year ended December 31, 2005 from $709 million at December 31, 2004.

Asset quality has remained outstanding. Non-performing loans (NPLs) declined to $113,000 at December 31, 2005, from $137,000 at December 31, 2004. At the end of 2005, NPLs represented just 0.02% of total loans compared to 0.03% of total loans at the end of last year. With no repossessed assets on the books, non-performing assets (NPAs) have remained equal to NPLs, and were 0.01% of total assets at year-end 2005, compared to 0.02% of assets at the end of 2004. Including a $46,000 net recovery in the year, the reserve for loan losses was $5.06 million at the end of 2005, representing 0.92% of gross loans and far exceeding NPAs. By comparison, the reserve for loan losses was $5.02 million, representing 0.99% of gross loans and far exceeding NPAs, at December 31, 2004.

“Revenues grew 9% and 12% in the fourth quarter and full year 2005, respectively, relative to the same periods last year,” Langley said. “All of that improvement came from net interest income growth, reflecting our commitment to keeping funding costs down despite the rising interest rate environment.” For the quarter ended December 31, 2005, revenues were $10.9 million, compared to $10.0 million a year ago. For the fiscal year ended December 31, 2005, revenues were $42.8 million, versus $38.1 million in the same period last year.

In the final quarter of 2005, interest income was up by $1.26 million over the same quarter last year, reflecting the increase in loan volume and the rising interest rate environment. However, interest expense increased by only $308,000 over the fourth quarter of 2004, with the rise in rates largely offset by the decrease in time deposits. As a result, net interest income increased by 11% to $9.60 million in the fourth quarter of 2005, compared to $8.65 million in the same quarter of 2004. In the year ended December 31, 2005, interest income increased by $6.1 million, while interest expense increased by $1.0 million over 2004. As a result, net interest income grew 16% in 2005 to $37.6 million, from $32.6 million the previous year.

Other operating income was $1.28 million in the quarter ended December 31, 2004, compared to $1.31 million in the fourth quarter of 2004, and was $5.13 million for the full year ended December 31, 2005, compared to $5.58 million for fiscal 2004. Other operating expense increased by 1% to $6.08 million in the fourth quarter of 2005, compared to $6.03 million in the fourth quarter of last year. Other operating expense grew 7% to $25.3 million for the year ended December 31, 2005, from $23.6 million last year.

“Our efficiency ratio improved to 54.3% in the quarter ended December 31, 2005, compared to 60.8% in the fourth quarter of 2004,” Langley said. “Revenues continued to grow and we were able to trim salary expenses slightly. For the full year ended December 31, 2005, we were able to improve our efficiency ratio to 59.3%, compared to 63.0% for 2004, despite the 7% increase in other operating expenses during 2005.”

Shareholders’ equity grew to $70.27 million at December 31, 2005, compared to $64.60 million a year earlier as a result of the earnings achieved in fiscal 2005. Book value increased to $8.25 per share at the end of the year, from $7.67 per share at December 31, 2004. Capital ratios continue to be above the “Well-Capitalized” guidelines established by the regulatory agencies. The Tier 1 Leverage Ratio was 10.21% and the Total Risk-based Capital Ratio was 13.79% at December 31, 2005.

About Foothill Independent Bancorp

Foothill Independent Bancorp is a one-bank holding company that owns and operates Foothill Independent Bank. The Bank currently operates 12 commercial banking offices in Los Angeles, San Bernardino and Riverside Counties. Foothill Independent Bank has consistently earned the highest ratings for safety and soundness from such bank rating firms as Findley Reports, Bauer Financial Services, and Veribanc.

On December 15, 2005 we announced that Foothill had entered into an Agreement and Plan of Merger with First Community Bancorp. That Agreement provides, subject to the satisfaction of certain conditions set forth in that Agreement, for a merger to be consummated by Foothill and First Community pursuant to which Foothill will be merged with and into First Community and Foothill’s stockholders will receive shares of First Community Bancorp common stock for their shares of Foothill common stock. The Agreement and Plan of Merger establishes an initial exchange ratio of approximately 0.4982 shares of First Community common stock for each Foothill share. The initial exchange ratio and, therefore, the number of First Community shares that each Foothill stockholder will receive in the merger will be subject to adjustment depending on the average closing price of First Community’s common stock over a 15 trading day period ending 2 trading days prior to the closing of the merger.

Consummation of the proposed merger requires the satisfaction of certain conditions, including the approval of both Foothill’s and First Community’s stockholders and bank regulatory authorities, and is expected to close in the second quarter of 2006.

Additional Information And Where To Find It

Investors and security holders are urged to carefully review and consider each of First Community’s and Foothill Independent Bancorp’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the reporting periods of 2005. The documents filed by Foothill Independent Bancorp with the SEC may be obtained free of charge at Foothill’s website at www.foothillbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Foothill by requesting them in writing to Foothill Independent Bancorp, 510 South Grand Avenue, 2d Floor, Glendora, CA 91741, Attention: Susan Hickam, Vice President – Investor Relations, or by telephone at Phone: (626) 963-8551.

This Release may be deemed to be solicitation material in respect of the proposed acquisition of Foothill Independent Bancorp. First Community and Foothill intend to file a registration statement including a joint proxy statement/prospectus and other documents regarding the proposed acquisition with the SEC. Before making any voting or investment decision, investors and security holders of either Foothill or First Community are urged to carefully read the entire registration statement and proxy statement, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed acquisition. A definitive proxy statement will be sent to the shareholders of each institution seeking any required shareholder approval of these documents.

Investors and security holders will be able to obtain the registration statement and proxy statement free of charge from Foothill by requesting them in writing from Foothill Independent Bancorp, 510 South Grand Avenue, Glendora, CA 91741, Attention: Susan Hickam, Vice President – Investor Relations, or by telephone at Phone: (626) 963-8551.

Foothill, its directors, executive officers and certain other persons may be soliciting proxies from Foothill shareholders in favor of the approval of the acquisition. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and proxy statement when they become available.

Forward Looking Information

This Release contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include the words “believe,” “expect,” “anticipate,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements set forth our expectations or beliefs regarding our future financial condition or future financial performance, which are based on current information. Our actual results in future periods could differ significantly from our current estimates, expectations and beliefs, as set forth in this Release, due to a number of risks and uncertainties that could affect our business or operating results. Those risks and uncertainties include, but are not limited to:

•	The risk of increased competition from other financial institutions, which could require us to reduce the interest rates we are able to charge on loans or to increase the interest we must pay to attract or maintain deposits, either or both of which could lead to reductions in our net interest margin or net earnings.

•	The risk of adverse changes in national economic conditions or changes in Federal Reserve Board monetary policies, which could lead to reductions in interest rates and in our net interest margins and to declines in loan demand or a weakening in the financial ability of borrowers to meet their loan obligations to us.

•	The risk of a significant decline in real property values in Southern California which, because approximately 90% of our loans are secured by real property, could result in a deterioration in the performance of our loan portfolio and, as a result, could require us to increase the provisions we must make for potential loan losses and could lead to increase in loan write-offs, which would reduce our earnings and could adversely affect our financial condition.

•	The risk that natural disasters, such as earthquakes or fires, which are not uncommon in Southern California, or localized economic downturns, could adversely affect our operating results.

•	The risk of changes in federal and state bank regulatory policies that might have the effect of reducing yields on earning assets or increasing our operating costs.

•	The risk that we may have to reduce or eliminate cash dividends due to the occurrence of any of the foregoing events.

Certain of those risks and uncertainties, as well as others, are described more fully in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. Readers of this Release are urged to read the cautionary statements, which are set forth under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors That Could Affect Our Future Financial Performance” in Part II of that Report.

Due to these uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in this Release, which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Dollars in Thousands, Except Per Share Data)

	Three Months Ended December 31,		Percent Change	Twelve Months Ended December 31,		Percent Change
	2005	2004		2005	2004
Interest on loans & leases	$9,238	$8,031		$35,335	$31,016
Interest on securities	1,695	1,461		6,805	5,225
Interest on federal funds sold	198	346		878	653
Interest other	13	46		96	136

Total Interest Income	11,144	9,884	13%	43,114	37,030	16%
Deposits	1,315	1,124		4,683	4,073
Interest on borrowings	225	108		795	394

Total Interest Expense	1,540	1,232	25%	5,478	4,467	23%
Net Interest Income	9,604	8,652	11%	37,636	32,563	16%
Provision for Loan Losses	—	—		—	—

Net Interest Income after Provision	9,603	8,652	11%	37,636	32,563	16%
Fees on deposits	1,027	1,178		4,166	4,999
Gain on sales of SBA loans	—	—		13	5
Other	256	128		955	581

Total Other Operating Income	1,283	1,306	-2%	5,134	5,585	-8%
Salaries & employee benefits	2,783	3,043		11,705	11,697
Occupancy and equipment	1,080	1,102		4,417	4,296
Other	2,218	1,881		9,150	7,617

Total Other Operating Exp.	6,081	6,026	1%	25,272	23,610	7%

Income before taxes	4,806	3,932		17,498	14,538
Income tax	1,711	1,382		6,212	5,183

NET INCOME	$3,095	$2,550	21%	$11,286	$9,355	21%

Earnings per common share – Basic	$0.36	$0.30	20%	$1.33	$1.11	20%

Weighted average shares outstanding – Basic	8,515,512	8,408,755		8,479,126	8,401,810

Earnings per common share - Diluted	$0.34	$0.28	21%	$1.25	$1.05	19%

Weighted average shares outstanding - Diluted	9,072,969	8,960,975		9,029,651	8,947,711

(1)	Per share data for the three and twelve month periods ended December 31, 2005 and 2004 have been retroactively adjusted to reflect a 5-for-4 stock split that was effectuated on May 25, 2005.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Unaudited)

(Dollars in Thousands, Except Per Share Data)

	December 31,		Percentage Change
	2005	2004
ASSETS:
Noninterest earning demand deposits and cash on hand	$32,163	$23,611
Federal funds sold and overnight repurchase agreements	5,500	28,900
Interest-earning deposits	1,287	9,803

Total Cash and Cash Equivalents	38,950	62,314	-37%
Securities available for sale	172,064	186,575
Securities held to maturity	7,364	7,980

Total Securities	179,428	194,555	-8%
Loans and leases receivable	552,487	505,623	9%
Reserve for loan losses	(5,062)	(5,016)

Loans & Leases Receivable, Net	547,425	500,607	9%
Accrued interest receivable	3,400	3,006
Other real estate owned	—	—
Premises and equipment	4,470	4,815
Federal Home Loan Bank (FHLB) stock, at cost	4,305	3,460
Federal Reserve Bank (FRB) stock, at cost	348	348
Other assets	20,380	17,850

TOTAL ASSETS	$798,706	$786,955	1%

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Liabilities:
Non-interest bearing demand deposits	$267,047	$259,285
Savings & NOW deposits	172,648	164,947
Money market deposits	173,094	206,919
Time deposits	59,975	77,899

Total Deposits	672,764	709,050	-5%
Accrued employee benefits	3,774	3,446
Accrued interest and other liabilities	1,650	1,642
Other debt	50,248	8,248

Total Liabilities	728,436	722,386	1%
Stockholders’ Equity:
Common stock $0.001 par value-authorized: 25,000,000 shares;
Issued and outstanding: 8,519,892 and 6,731,631 shares, respectively	7	7
Additional paid-in capital	68,701	67,831
Retained earnings	3,934	(2,608)
Accumulated other comprehensive income net of taxes	(2,372)	(661)

Total Stockholders’ Equity	70,270	64,569	9%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$798,706	$786,955	1%

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RATIOS AND OTHER DATA

(Dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2005		2004		2005	2004
Financial Ratios:
Return on average assets(1)	1.58	%(1)	1.28	%(1)	1.42%	1.25%
Return on average equity(1)	18.00	%(1)	16.09	%(1)	16.84%	15.05%
Efficiency ratio*	54.33%		60.83%		59.29%	63.01%
Annualized operating expense/average assets*	3.11	%(1)	3.06	%(1)	3.17%	3.16%
Net interest margin	5.33	%(1)	4.74	%(1)	5.14%	4.80%
Tier 1 capital ratio*	10.21%		9.10%		10.21%	9.10%
Risk adjusted capital ratio*	13.79%		13.40%		13.79%	13.40%
Other Consolidated Financial Data
Provision for loan losses	$—		$—		$—	$—
Net charge-offs (recoveries)	$(16)		$(35)		$(46)	$(69)

(1)	These ratios have been annualized.

	At December 31,
	2005	2004
	(Dollars in thousands, except per share amounts)
Other Consolidated Financial Data (continued)
Net loans and leases	$547,425	$500,607
Non-performing/non-accrual loans (1)
Amounts	$113	$137
As a percentage of gross loans	0.02%	0.03%
Real estate owned - loans	$—	$—
Total non-performing assets
Amounts	$113	$137
As a percentage of total assets	0.01%	0.02%
Loan loss reserves
Amounts	$5,062	$5,016
As a percentage of gross loans	0.92%	0.99%
Book value per share	$8.25	$7.67 (2)

(1)	Non-Accrual loans are loans that have made no payments of principal or interest for more than 90 days.

(2)	Retroactively adjusted for a 5-for-4 stock split effectuated on May 25, 2005.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

AVERAGE BALANCES

(Unaudited)

(Dollars in Thousands, Except Per Share Data

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2005	2004	2005	2004
ASSETS
Earning assets:
Interest-earning deposits	$1,388	$9,118	$3,820	$7,934
Federal funds sold and overnight repurchase agreements	20,017	73,082	27,942	46,176
Investment securities	190,536	176,118	196,444	160,463
Loans and leases (net of unearned income)	516,562	480,717	512,789	472,664

Total earning assets	728,503	739,035	740,995	687,237
Loan loss reserve	(5,053)	(4,985)	(5,030)	(4,975)
Non-earning assets	58,443	62,579	61,341	64,071

Total Assets	$781,893	$796,629	$797,306	$746,333

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits:
Savings and interest bearing transaction accounts	$351,195	$382,204	$361,271	$351,308
Certificates of deposit, $100,000 or more	34,686	33,236	36,847	30,400
Other time deposits	26,418	37,220	32,320	40,401

Total interest-bearing deposits	412,299	452,660	430,438	422,109
Other interest-bearing liabilities	14,870	8,248	15,675	8,248

Total interest bearing liabilities	427,169	460,908	446,113	430,357
Non-interest bearing liabilities:
Demand deposits	279,504	266,165	278,168	248,386
Other non-interest bearing liabilities	6,415	6,153	5,987	5,421

Total liabilities	713,088	733,226	730,268	684,164
Stockholders’ equity	68,805	63,403	67,038	62,169

Total Liabilities and Stockholders’ Equity	$781,893	$796,629	$797,306	$746,333